

September 12, 2016

Via Email
David Dimitri
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101-2098

      Re: Variable Annuity Account
                 Minnesota Life Insurance Company
                 File Nos. 333-212515 and 811-04294

Dear Mr. Dimitri:

On July 14, 2016, you filed an initial registration statement on Form N-4 on behalf of Variable Annuity Account and Minnesota Life Insurance Company (the "Company"). Based on our review of the registration statement, we have the following comments.[1]

General

1. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Depositor will be solely responsible for any benefits or features associated with the Contract.

2. Please confirm supplementally that all material state-required variations to the contract terms are described in the prospectus.

3. The prospectus discloses that a rate sheet may be used in connection with this Contract. Please include the form of rate sheet that will be used in a pre-effective amendment to the registration statement, adding disclosure explaining that fees and rates may change, and informing investors how to obtain current rates. We may have additional comments.

Prospectus

Cover page

4. You define the variable annuity contract offered by the Company as the "Contract" in the first paragraph on the cover page. Please review the prospectus to ensure that when

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated. Page references are to the pages of the courtesy copy you provided on August 30, 2016.

referencing the variable annuity contract offered by the prospectus that the defined term "Contract" is used rather than the lower case "contract."

5.   Please revise the cover page and inside cover page so that they are no more than two pages in length (*e.g.*, removing underlying fund logos if necessary).

Special Terms (p.1)

6.   Please consider adding a definition of "Accumulation Unit Value" and "Business Day."

7.   In the definition of "General Account":

   a.   Please clarify that the General Account consists of the Fixed Account, the DCA Fixed Account and all other Company assets not allocated to a Separate Account.

   b.   Please disclose that all assets in the General Account are subject to the Company's financial strength and claims-paying ability.

An Overview of Contract Features (pp.4-7)

8.   Please consider adding a brief summary of risks related to variable annuity contracts to balance the benefits discussed in the introductory paragraph captioned "Annuity Contracts" on pages 4-5 (*e.g.*, the value of an investor's variable account may increase or decrease over time, depending on the performance of Portfolios in which he or she invests).

   Type of Contract (p.5)

9.   In the second paragraph, please consider highlighting in bold the third sentence related to the right of cancellation.

   Investment Options (p.5)

10.   Please consider adding a brief discussion of the Fixed Account, stating that the prospectus relates only to investments made in the Variable Annuity Account.

   Death Benefit and Optional Death Benefits (p.6)

11.   Please clarify whether an investor may elect more than one optional death benefit, and state whether any of the riders are mutually exclusive. Please consider adding a cross reference to the chart on page 46 or summarizing the information found in the table in this summary section.

12.   Please consider revising the reference to "Optional Contract Rider Charges" to clarify that rider charges may increase over time to the maximum possible charge identified in

the table for both death and living benefit riders.

Optional Living Benefit Riders (p.6)

13.   Please consider adding a cross reference to the discussion of allocation plans on pages 21-27.

Contract Charges and Expenses (pp.8-17)

14.   Please delete the second line under Transfer Fee ("Transfer Charge …None").

15.   In the line item Optional Separate Account Charges, please revise as follows: "Estate Enhancement Benefit II (EEBII) Charge (as a percentage of Contract Value)".

16.   In the introductory paragraph to the table captioned "Other Optional Benefit Charges" on page 9, please clarify which riders are mutually exclusive, that the MyPath DB rider may not be purchased with the EEB II rider, and that a Contract owner may only hold one optional living benefit rider at a time or provide a cross reference to the Owner Expense Example on page 10.

17.   Please delete footnote 1 to the Total Annual Portfolio Company Operating Expenses on page 10, and disclose which of the specific individual portfolios have the minimum and maximum annual expenses listed in the table. Please note that information regarding the fund of funds related to expenses may be added as a footnote to the table of Portfolios.

18.   At the end of the table of Portfolios on page 17, please consider revising the footnote related to SFT Advantus Government Money Market Fund to reflect the new money market fund rules which go into effect on October 14, 2016 by including the following:

> Although the SFT Advantus Government Money Market Fund seeks to **preserve its net asset value at $1.00, per share, it cannot guarantee it will do so.** An investment in the SFT Advantus Government Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency**. The SFT Advantus Government Money Market Fund's sponsor has no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the STF Advantus Government Money Market Fund at any time.** In addition, because of expenses….

Description of the Contract

      Purchase Payments (pp.19-20)

19.   Please briefly discuss any timing considerations that may impact the Company's receipt of a purchase payment and any subsequent allocation to a Portfolio of the Variable Annuity Account or to the DCA Fixed Account (*e.g*., will subsequent purchase payments need to be received by a certain time in order to receive that day's AUV.

20.   In the sixth paragraph, you state the company's right to refuse to accept additional Purchase Payments and the fourth sentence summarizes the impact upon the Contract owner if the Company exercises its right. Please also state that the owner's ability to increase his or her death benefit will also be limited if the Company exercises its right to limit or discontinue acceptance of all future Purchase Payments.

      Purchase Payment Allocation Options (p. 20)

21.   Please briefly describe how the investment performance of the underlying Portfolios may affect Accumulation Unit Values of the Variable Annuity (the value may increase or decrease).

      Focused Portfolio Strategies or Models (pp. 20-21)

22.   Please clarify whether participation in the five diversified Model Portfolios is voluntary and whether there are any restrictions on changing an allocation from one of the Model Portfolios into another, or out of the Model Portfolios altogether.

23.   You disclose that there is no investment advisory relationship between Securian and Contract Owners. Therefore, please clarify that the strategies and models are static and that if a model or strategy is revised, contract value will remain as invested before the change.

      CustomChoice Allocation Option (p. 21)

24.   Please clarify what happens if one of the named underlying Portfolios in Groups A, B, C, D or E liquidates, merges or closes to new investors under the subheading "Possible Changes" on page 26.

25.   Please clarify whether a holder of the MyPath core Flex, MyPath Value or SureTrack Plus 90 optional living benefit rider may utilize both the CustomChoice and SimpleChoice Allocation Options at the same time.

Transfers (pp. 27-28)

26.   Please consider disclosing the latest time a transfer request may be received to be effected on that business day.

DCA Fixed Account Option (pp. 30-31)

27.   Please clarify that the DCA Fixed Account is not an investment in the Fixed Account, and that the fixed interest to be paid will be calculated on an amount less than the sum of a Contract owner's Purchase Payment amounts over the established period of time since a portion of the amount allocated will be systematically transferred each month.

28.   Please disclose that the DCA Fixed Account interest payments will be subject to the Company's financial strength and claims-paying ability.

Redemption, Withdrawals and Surrender (pp. 33-34)

29.   Please state when requests must be received to be effected at that day's AUV and when payments will be made or provide a cross reference to where that information is disclosed.

General Information

The Company (p. 98)

30.   Please add the address of the Company as required by Item 5(a)(i) of Form N-4.

The General Account (pp. 101-102)

31.   Please expand the discussion to state that optional death and living benefits are also paid from the General Account and that these guarantees are all subject to the Company's financial strength and claims-paying ability.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

Please direct any questions to Jaea Hahn at (202) 551-6870. Additionally, copies of documents or letters filed on EDGAR may be emailed to hahnja@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Jaea F. Hahn

Jaea F. Hahn
Senior Counsel
Disclosure Review and Accounting Office